Hatteras Alternative Mutual Funds Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

February 10, 2012

VIA EDGAR TRANSMISSION

Mr. Edward Bartz
U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

RE:	HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST (the “Trust”)
Securities Act Registration No: 333-86348
Investment Company Act Registration No: 811-21079
Hatteras Managed Futures Fund (S000035182)

Dear Mr. Bartz:

This correspondence is being filed in response to your oral comments and suggestions of November 22, 2011, to the Trust’s Post-Effective Amendment (“PEA”) No. 37 to its registration statement.  PEA No. 37 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on October 7, 2011, for the purpose of adding a new series to the Trust: Hatteras Managed Futures Fund (the “Fund”).

In connection with this response to the comments made by the staff of the U.S. Securities and Exchange Commission (the “Commission” or the “Staff”), the Trust, on behalf of the Fund, hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the Staff on the Form N-1A registration statement, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the registration statement;

(2)
The Trust acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Trust represents that it will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Trust.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus

Front Cover

1.	Staff Comment: It is the Staff’s position that the front cover of the Fund’s prospectus contains information disallowed by Form N-1A. Accordingly, please remove:
a.	the disclosure below the logo which reads “Multiple Hedge Fund Managers • Multiple Hedge Fund Strategies • Mutual Fund StructureSM”;
b.	the Fund’s website and telephone number.

Response:  The Trust responds by directing the Staff to the instruction to Item 1(a) of Form N-1A which states that (italics added) “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).”  General Instruction C.3(b) further states that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or SAI that is not otherwise required. . . . so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

It is the Trust’s position that the additional information referenced in the Staff’s comment is appropriate pursuant to Form N-1A, subject to the requirements of General Instruction C.3(b).  In compliance with General Instruction C.3(b), the additional information is contained on the front cover, which is governed by Item 1 of Form N-1A, not Items 2 through 8.  The Trust also believes that the additional information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.  Accordingly, the Trust respectfully declines to make the requested deletions.

Summary Section

2.	Staff Comment: Please confirm supplementally the benchmark(s) against which the Fund will compare its performance.

Response:  The Trust responds supplementally by stating that the Fund’s broad-based benchmark will be the S&P 500® Index.  Additionally, the Fund will use the HFRX Global Macro Systematic Diversified Index as a secondary benchmark.

3.	Staff Comment: With respect to the “Shareholder Fees” table on page 3, please revise to disclose the $15 fee associated with redemptions made by wire.

Response:  The Trust responds by directing the Staff to Instruction 2(d) to Item 3 of Form N-1A which states, “Disclose account fees that may be charged to a typical investor in the Fund; fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed.”  The Trust considers the fee referenced in the Staff’s comment to be the type of fee that applies to only a limited number of shareholders as not all shareholders redeem their shares by wire.  Accordingly, the Trust feels that the disclosure requested by the Staff is not required by Form N-1A and therefore respectfully declines to make revisions associated with this comment.

4.
Staff Comment:  With respect to the “Shareholder Fees” table on page 3, please disclose in the “Maximum Deferred Sales Charge” line item for Class A shares the fee referenced in footnote 1 to the table.

Response:  The Trust responds by revising the table to include 1% in the “Maximum Deferred Sales Charge” line item for Class A shares, which is the maximum amount that may be charged for this fee.

5.
Staff Comment:  With respect to the Operating Expense Limitation Agreement referenced in footnote 2 to the Fund’s “Annual Fund Operating Expenses” table, please confirm that the agreement will be filed as an exhibit to the Trust’s next PEA.

Response:  The Trust responds by confirming that an amendment to the existing Operating Expense Limitation Agreement reflecting the addition of the Fund will be filed as an exhibit to the Trust’s next PEA.

6.
Staff Comment:  In the “Fees and Expenses of the Fund” section, please revise the last caption, “Net Annual Fund Operating Expenses,” in the Fund’s Annual Fund Operating Expenses table to read “Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement.”

Response:  The Trust has considered this comment and believes that the caption used (“Net Annual Fund Operating Expenses”) on the last line of the fee table complies with Form N-1A, Item 3, which permits a mutual fund to exercise discretion with respect to the designation of this caption.  Form N-1A, Item 3, Instruction 3(e) states that a “Fund should place . . . additional captions directly below the “Total Annual Fund Operating Expenses” caption of the table and should use appropriate descriptive captions, such as “Fee Waiver [and/or Expenses Reimbursement]” and “Total Annual Fund Operating Expenses After Fee Waiver [and/or Expense Reimbursement],” respectively.” (Emphasis added.)  Accordingly, the Trust respectfully declines the comment, and offers recent examples of similar fee table disclosure in Rule 485B/497K filings made by Prudential Jennison (e.g., Prudential Jennison Growth Fund and Prudential Jennison Equity Income Fund), Foresight Funds, Inc. (e.g., Foresight Value Fund), Third Avenue Trust (e.g., Third Avenue Value Fund and Third Avenue Small-Cap Value Fund) and Russell Investment Company (e.g., Russell Global Equity Fund and Russell U.S. Core Equity Fund).

7.
Staff Comment:  Per Rule 35d-1 of the 1940 Act, the Staff notes that use of the term “managed futures” in the Fund’s name requires that at least 80% of the Fund’s assets be invested in a managed futures strategy.  However, per the Fund’s “Principal Investment Strategies” section beginning on page 4, the Fund does not have such an investment requirement.  Please revise the “Principal Investment Strategies” section to comply with the 80% requirement contained in Rule 35d-1.

Response: The Trust responds by directing the Staff to Question 8 of “Frequently Asked Questions about Rule 35d-1” as available at www.sec.gov.  Question 8 addresses the issue of whether use of the term “tax-sensitive” in a fund’s name triggers the requirements of Rule 35d-1.  The Staff’s response to Question 8 is as follows:

“The term "tax-sensitive" connotes a type of investment strategy rather than a focus on a particular type of investment. Therefore, use of the term "tax-sensitive" in a fund's name will not require the fund to comply with the 80% investment requirement of rule 35d-1.”

It is the Trust’s position that the term “managed futures” as used in the Fund’s name suggests a particular investment strategy, rather than a particular type of investment.  Therefore, the Trust does not believe that Rule 35d-1 applies here. However, the Trust has determined to rename the Fund “Hatteras Managed Futures Strategies Fund” to make clear that no particular investment type is suggested by the Fund’s name.

8.
Staff Comment:  With respect to the Fund’s “Principal Investment Strategies” section on page 4, the Staff notes that the Fund may invest in debt securities of any rating.  Please revise the first sentence of the fourth paragraph to make reference to the fact that the Fund may invest in “junk bonds.”

Response: The Trust responds by revising the disclosure as follows:

The Fund has no policy with respect to the rating or maturity of the debt securities in which it may invest and thus may invest in debt securities of varying qualities and maturities, including bonds commonly referred to as “junk bonds”.

9.
With respect to the Fund’s investment in derivative instruments as disclosed in the fourth paragraph of the “Principal Investment Strategies” section on page 4, please confirm supplementally whether the Fund pays fixed or variable rates on its side of any swap agreements into which it enters.

Response: The Trust responds supplementally by stating that the Fund pays fixed rates on its side of any swap agreement into which it has entered.

10.	Staff Comment: With respect to the Fund’s managed futures investment strategy:

a.
Please explain supplementally how the Fund plans to comply with the income requirements of Subchapter M of the Internal Revenue Code in light of the IRS’s recent decision to no longer issue private letter rulings (“PLR”) regarding the treatment of subsidiary income as “good income”;

b.	Please explain supplementally the support on which the Fund will be relying in place of a PLR;
c.
Please explain supplementally how the Fund’s current “Principal Investment Risks of Investment in the Fund” section is adequate in light of such PLRs no longer being granted by the IRS.  If the current disclosure is not adequate, please revise as appropriate to address this issue; and

d.
Please explain supplementally the Fund’s plan in the event it is determined that the income received by the Fund as a result of its managed futures strategy does not satisfy the income requirements of Subchapter M of the Internal Revenue Code.

Response: The Trust responds supplementally by stating that it has received an opinion of counsel that subpart F income derived by the Managed Futures Strategies Portfolio of the Underlying Funds Trust from its investment in the subsidiary should constitute qualifying income for the Underlying Funds Trust under Internal Revenue Code section 851(b)(2).  Additionally, the following disclosure will be added to the “Principal Investment Risks of Investment in the Fund” section of the prospectus:

“The Trust has not requested or received a private letter ruling from the IRS to the effect that subpart F income derived by the Managed Futures Strategies Portfolio of the Underlying Funds Trust from its investment in the subsidiary will constitute qualifying income for the Underlying Funds Trust under Internal Revenue Code section 851(b)(2).  The IRS has granted private letter rulings to 43 regulated investment companies utilizing similar structures.  However, in late July 2011, the IRS indicated that the granting of these private letter rulings is currently suspended pending the issuance of further guidance on the subject by the IRS.  Private letter rulings are binding on the IRS only with respect to the particular taxpayers who obtained the rulings.  Therefore, the Fund and the Underlying Funds Trust are relying instead upon an opinion of counsel that subpart F income derived by the Managed Futures Strategies Portfolio of the Underlying Funds Trust from its investment in the subsidiary should constitute qualifying income for the Underlying Funds Trust under Internal Revenue Code section 851(b)(2).  If the IRS ultimately changes its position regarding the treatment of such income, the Managed Futures Strategies Portfolio of the Underlying Funds Trust will likely need to significantly change its investment strategies, which could adversely affect the Fund.  The Fund will assess available options if and when such occasion arises.”

11.
Staff Comment:  With respect to the “Principal Investment Strategies” section, specifically the description of the “Managed Futures” strategy and “Fixed Income” strategy on page 5, the Staff notes that as written, it appears that the Fund has two principal investment strategies.  Per the Fund’s name, the Staff feels that it is appropriate for the Fund to only have a managed futures strategy.  Please revise to make clear that the Fund’s principal investment strategy is a managed futures strategy, and that the fixed income portion of the Fund’s investment strategy is a component of the overall managed futures strategy.

Response: The Trust responds by revising the disclosure as follows:

“. . . A brief description of the ~~major~~ managed futures investment strategy~~ies~~ to be employed by the Underlying Investments, including the fixed-income component of the strategy, is included below.

•	Managed Futures

o
Managed Futures – Discretionary. The Underlying Investments may employ discretionary strategies that are primarily reliant on the evaluation of market data, relationships and influences, as interpreted by an individual or group of individuals who make decisions on portfolio positions.  Positions may be traded actively in developed and emerging markets, focusing on both absolute and relative levels on equity markets, interest rates/fixed income markets, currency and commodity markets and frequently employing spread trades to isolate a differential between instruments identified by the trading advisor to be inconsistent with expected value.

o
Managed Futures – Systematic. The Underlying Investments may employ systematic strategies that implement processes typically as a function of mathematical, algorithmic and technical models, with little or no influence of individuals over the portfolio positioning. These strategies employ an investment process designed to identify opportunities in markets exhibiting trending or momentum characteristics across individual instruments or asset classes.

•
Fixed Income. ~~The Advisor expects the Underlying Investments to allocate assets that are not allocated to the managed futures strategy to a~~ The fixed income component of the managed futures strategy ~~that~~ invests the Fund’s assets primarily in investment grade fixed income securities (of all durations and maturities) and ETFs in order to generate interest income and capital appreciation, which may add diversification to the returns generated by the Fund’s managed futures portfolio. The fixed income sub-strategy may also include investments in exchange-traded notes (“ETNs”).”

12.
Staff Comment:  The Staff notes that “Aggressive Investment Risks” on page 5 includes reference to short sales.  Please explain whether the “Annual Fund Operating Expenses” table should include an estimated amount for “Interest Expense and Dividends on Short Positions.”  If so, please revise the “Annual Fund Operating Expenses” table accordingly.

Response:  The Trust responds by stating that short sales in the context of futures will not create interest expense and dividends payable on the short position. Therefore, the fee table should not include an estimated amount for “Interest Expense and Dividends on Short Positions.”

13.
Staff Comment:  The Staff notes Investment Restriction #4 on page 3 of the Fund’s SAI indicates that the Fund may have significant exposure to the financial services sector.  Please revise “Industry Concentration Risk” to make reference to the Fund’s exposure to the financial services sector.

Response:  The Trust responds by revising the disclosure as follows:

“Industry Concentration Risks. The Fund, through it investment in the Underlying Investments, concentrates its investments in the commodity futures markets, which have historically experienced substantial price volatility. This concentration subjects the Fund to greater risk of loss as a result of adverse economic, business or other developments than if the Underlying Investments were diversified across different sectors and markets.  The Fund may also have significant exposure to instruments (such as structured notes) issued by companies in the financial services sectors (which includes the banking, brokerage and insurance industries).”

14.
Staff Comment:  With respect to the Trading Advisors listed on pages 8 and 12, the Staff notes that all but one Trading Advisor is registered with the SEC.  Per Section 203(b)(6)(a) of the Investment Advisers Act of 1940, as amended, it is the Staff’s position that each Trading Advisor must be registered with the SEC since it is serving in an investment advisory capacity to an investment company.  Accordingly, the Staff requests that the Trust file a 485BXT to delay the Fund’s effective date until such time as each Trading Advisor is registered with the SEC.

Response:  The Trust confirms that it will file a 485BXT as necessary to delay the Fund’s effectiveness until such time as all Trading Advisors to the Fund are registered with the SEC.

15.
Staff Comment:  With respect to the Fund’s investment objective on page 8, please confirm whether the Fund may change its investment objective without shareholder approval.  If so, please add appropriate language indicating that it may be changed without shareholder approval and include a 60-day notification requirement.

Response:  The Trust responds by confirming that the Fund’s investment objective may be changed without shareholder approval and by adding the following disclosure to the “Investment Objective” section on page 8:

“The Fund’s investment objective may be changed without shareholder approval.  The Fund will provide shareholders with 60 days’ notice before changing its investment objective.”

16.
Staff Comment:  With respect to the “Principal Investment Strategies and Policies” section on page 8, the second paragraphs states, “As a fund of funds, the Fund seeks to achieve its investment objective by investing in other affiliated and non-affiliated investment companies, the Underlying Investments.”  Please confirm supplementally that such non-affiliated investment companies are registered investment companies.

Response:  The Trust responds supplementally by stating that the Fund will only invest in registered investment companies.

17.
Staff Comment:  With respect to the “Managed Futures Underlying Fund” section on page 9, the first paragraph states that the underlying fund has two principal investment strategies, a “managed futures” strategy and a “cash management” strategy.  Per the underlying fund’s name, the Staff feels that it is appropriate for the underlying fund to only have a managed futures strategy.  Please revise to make clear that the underlying fund’s principal investment strategy is a managed futures strategy.  Additionally, the Staff notes that per the Fund’s principal investment strategy, the secondary strategy should be “fixed-income” rather than “cash management.”  Please revise so that the Fund and the underlying fund have consistent disclosure.

Response:  The Trust responds by revising the disclosure as follows:

“Managed Futures Underlying Fund
This Underlying Fund’s strategy allocates its assets to t~~wo principal investment strategies:~~ a “managed futures” strategy, ~~and~~ which includes as a component, a “~~cash management~~ fixed income” sub-strategy. The managed futures strategy is intended to capture macroeconomic trends in the commodities and financial futures markets, and the ~~cash management~~ fixed income sub-strategy is intended to generate interest income to add diversification to the returns generated by the Underlying Fund’s portfolio.”

18.
Staff Comment:  With respect to the Fund’s indirect investment in the Cayman Island Subsidiary, please confirm supplementally that the subsidiary will have its board of directors execute future amendments to the Fund’s registration statement.

Response:  The Trust responds supplementally by confirming that the subsidiary’s board of directors will execute future amendments to the Fund’s registration statement.

19.	Staff Comment: Please revise the “Share Classes” section on page 10 to reflect the CDSC that may be charged to Class A shareholders.

Response:  The Trust responds by revising the disclosure as follows:

“The Fund issues its shares in two classes:  Class A and Institutional Class shares.  Class A shares are offered at NAV per share with a front-end sales charge.  The Class A shares ~~are also issued with~~ pay an annual Rule 12b-1 fee of 0.25% of such Class A shares’ average daily net assets. In addition, purchases of Class A shares of $1 million or more held for less than 18 months may be subject to a contingent deferred sales chare.  Institutional Class shares are offered at NAV per share without a front-end sales charge, shareholder servicing fee, Rule 12b-1 fee or contingent deferred sales charge.”

Statement of Additional Information

20.	Staff Comment: In the “Investment Restrictions” section beginning on page 3, with respect to investment restriction #4:

a.
Regarding sub-part b, please confirm supplementally the circumstances under which the Fund may concentrate in a particular industry.  As written, it appears that the Fund may concentrate in a particular commodity, however, the specific commodity is not identified; and

b.	Regarding sub-part d, explain supplementally why counterparties should not be viewed as an industry for the purposes of determining industry concentration.

Response:  With respect to part (a) of the Staff’s comment, the Trust confirms that the Fund will not concentrate in any one industry, however, such policy to not concentrate is qualified by sub-part b, which states that despite the Fund’s policy to not concentrate in a particular industry, 25% or more of the Fund’s assets may be indirectly exposed, through the subsidiary, to industries in commodity sectors.  This language is included only to make clear that the Fund, through the subsidiary, will have significant exposure to commodities and industries involved in commodities, even though the Fund will not concentrate in any particular industry.

With respect to part (b) of the Staff’s comment, the Trust responds by stating that it does not consider counterparties to be an industry.  Rather, the security underlying the arrangement with the counterparty would determine the industry in which the Fund would be invested.  For example, if the Fund entered into a commodity futures contract, the industry would be dependent on the particular commodity underlying the contract.  The counterparty itself would only enable the Fund to gain exposure to the particular industry.

If you have any questions regarding the enclosed, please do not hesitate to contact Jeanine M. Bajczyk, Esq. of U.S. Bancorp Fund Services, LLC at (414) 765-6609.

Very truly yours,

/s/ J. Michael Fields

J. Michael Fields
Secretary
Hatteras Alternative Mutual Funds Trust